Filed pursuant to Rule 433
Registration Statement Nos. 333-184147

RBS Exchange Traded Notes

RBS Gold Trendpilot[] ETN (TBAR)

RBS ETN Details
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Issuer                            The Royal Bank of Scotland plc
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Guarantor                         The Royal Bank of Scotland Group plc
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Ticker                            TBAR
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Intraday Indicative Value[]Ticker TBAR.IV
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CUSIP/ISIN                        78009L407/ US78009L4077
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Primary Exchange                  NYSE Arca
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Maturity                          2/15/2041
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Index                             RBS Gold Trendpilot[] Index (USD) (Bloomberg symbol: "TPGLDUT
                                  (Index)"), which tracks either the Price of Gold Bullion or the Cash
                                  Rate depending on the relative performance of the Price of Gold
                                  Bullion.
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Price of Gold Bullion             London Gold PM Fixing Price in USD published by the London Bullion
                                  Market Association (Bloomberg page: "GOLDLNPM Index")
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Cash Rate                         Yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (Bloomberg page:
                                  "USB3MTA Index")
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Annual Investor Fee (accrued      When the Index is tracking the Price of Gold Bullion: 1.00% per[]
on a daily basis)                 annum. When the Index is tracking the Cash Rate: 0.50% per annum.
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Repurchase at your option         You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 2/7/2041, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
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Early redemption at our option    We may redeem all of the RBS ETNs at our discretion at any time on or prior to 2/13/2041. Pursuant to our announced plan to exit the structured retail investor products business, the likelihood that we will redeem the RBS ETNs prior to maturity has increased. See
                                  "Recent Developments" on page 4 for more information.
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Daily Redemption Value            Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN.
                                  The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/tbar*.
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Ranking and Guarantee             The RBS ETNs are unsecured and senior debt obligations of RBS plc, as the Issuer, and RBSG, as the Guarantor of the Issuer's
                                  obligations under the RBS ETNs. Any payment on the ETNs is subject to the ability of the Issuer and Guarantor to pay their respective obligations as they become due.
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* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this[]document.

To find out more
Call toll free 855-RBS-ETPS or visit www.rbs.com/etnUS

Not FDIC Insured. May Lose Value.

ETN Overview:

The RBS Gold Trendpilot[] Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS
Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS
Group to pay, and are also subject to market risk.

RBS Gold Trendpilot[] ETNs track the RBS Gold Trendpilot[] Index (USD) which provides:

Trend-following exposure using an objective and transparent methodology to either the Price of Gold Bullion or the Cash Rate;

Gold Exposure in positive trending markets by tracking the Price of Gold
Bullion; and

Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills, with the yield determined as of the most recent weekly auction.

Illustration of the Trendpilot([]) Index Methodology

*An "Index business day" is a day on which the principal exchange on which the components of the Benchmark Index trade is open for regular trading sessions for at least three hours.

The above graph illustrates the operation of the Trendpilot[] Index
Methodology. It does not reflect any actual performance of the Price of Gold
Bullion or the Index, and is not an indication of how the Price of Gold Bullion or the Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

If neither of the above conditions is satisfied, the trend of the Price of Gold
Bullion will be the same as the trend of the Price of Gold Bullion on the immediately preceding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Price of Gold Bullion trend switches from positive to negative or from negative to positive, as the case may be.

Historical Performance (%) -- as of 12/31/2014
---------------------------------------------------- ----------- -------- ------ ---------- ----------
 -------------------------------------------------------
                                                                                                        annualized since
                                                     QUARTER-    Year-to- 1-Year ANNUALIZED ANNUALIZED       RBS ETN
                                                     TO-DATE (%) date (%)   (%)  3-Year (%) 5-Year (%) inception (2/17/11) (%)
---------------------------------------------------- ----------- -------- ------ ---------- ----------
 -------------------------------------------------------
 RBS Gold Trendpilot[] ETN Daily Redemption Value(1)    -0.12     -10.02  -10.02    -2.94        --             0.17
 RBS Gold Trendpilot[] Index                            0.01       -9.41   -9.41    -2.29        --             0.91
 Price of Gold Bullion                                  -0.86      0.12    0.12     -7.65       2.09           -3.40
Source: Bloomberg. The table above presents the actual performance of the RBS ETN Index, and the Price of Gold Bullion over the specified periods. It is not
possible to invest directly in an index. For information regarding the performance of the Index, see pages PS-12 to PS-16 of the pricing supplement to
the RBS ETNs filed with the U.S. Securities and Exchange Commission (SEC). Past performance does not guarantee future results.
(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i)
 1.00% per annum when the
Index is tracking the Price of Gold Bullion, and (ii) 0.50% per annum when the Index is tracking the Cash Rate. The per annum cash rate on 12/31/14 was
0.04%.

Gold Bullion Performance -- as of 12/31/2014

The graph above is the historical performance of the Price of Gold Bullion and its 200-Index business day simple moving average. This illustration does not reflect any historical Trendpilot[] Index performance.

              1977  1978  1979   1980  1981   1982  1983   1984   1985  1986  1987   1988   1989
------------- ----- ----- ------ ----- ------ ----- ------ ------ ----- ----- ------ ------ -----
Price of Gold
Bullion       22.64 37.01 126.55 15.19 -32.60 14.94 -16.31 -19.38 6.00  18.96 24.53  -15.26 -2.84
Cash Rate
(Year-End)    6.15  9.34  12.07  14.99 11.04  7.98  8.94   7.75   7.02  5.49  5.96   8.22   7.77
              1990  1991  1992   1993  1994   1995  1996   1997   1998  1999  2000   2001   2002
------------- ----- ----- ------ ----- ------ ----- ------ ------ ----- ----- ------ ------ -----
Price of Gold
Bullion       -3.11 -8.56 -5.73  17.68 -2.17  0.98  -4.59  -21.41 -0.83 0.85  -5.44  0.75   25.57
Cash Rate
(Year-End)    6.53  3.91   3.24  3.06  5.57   4.91  5.08   5.43   4.52  5.30  5.70   1.71   1.19
              2003  2004  2005   2006  2007   2008  2009   2010   2011  2012  2013   2014
------------- ----- ----- ------ ----- ------ ----- ------ ------ ----- ----- ------ ------ -----
Price of Gold
Bullion       19.89 4.65  17.77  23.20 31.92  4.32  25.04  29.24  8.93  8.26  -27.33 0.12
Cash Rate
(Year-End)    0.89  2.23   3.91  4.88  3.31   0.05   0.11  0.18   0.03  0.09  0.07   0.04

The table above does not reflect any Index performance. The Index performance is not the same as the performance of the Price of Gold Bullion. The Index may underperform the Price of Gold Bullion over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.

Selected RisK Considerations
Investing in the RBS ETNs involves a number of risks. Some of the risks relating to the RBS ETNs are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable pricing supplement.
You may lose all or a significant portion of your investment: The RBS ETNs are not principal protected. If the level of the Index decreases, or does not increase by an amount sufficient to offset the investor fee, you will receive less, and possibly significantly less, at maturity or upon early repurchase or redemption than your original investment in the RBS ETNs.
The RBS ETNs involve risks not associated with an investment in conventional debt securities.
Credit risk of RBS plc and RBS Group: The RBS ETNs are unsecured and unsubordinated obligations of RBS plc, as issuer, and are guaranteed by RBS
Group. You are dependent on RBS plc's ability to pay all amounts due on the RBS
ETNs, and therefore you are subject to the credit risk of RBS plc and to changes in the market's view of RBS plc's creditworthiness. In addition, because the RBS ETNs are guaranteed by RBS Group, you are also dependent on the credit risk of RBS Group in the event that RBS plc fails to make any payment or delivery required by the terms of the RBS ETNs.
Issuer redemption:  RBS plc has the right to redeem or "call" the RBS ETNs, in whole but not in part, at its sole discretion at any time from the initial settlement date to and including 12/4/2040. In addition, the implementation of the RBS Retail Investor Products Exit Plan (as described below under "Recent
Developments") increases the likelihood of our calling the RBS ETNs prior to maturity.
Strategy Risk: The RBS Trendpilot[] ETN uses a trend-following strategy that seeks to capitalize on trends in the Price of Gold Bullion based on its closing level relative to its 200-Index business day moving average. This strategy differs from one that seeks continuous long-only exposure to a single asset.
The RBS Trendpilot[] ETN Index is expected to perform poorly in non-trending volatile markets. Movements in the Price of Gold Bullion or the Cash Rate may
have a material and adverse impact on the RBS Trendpilot[] ETN Index's performance. There is no assurance that the strategy will be successful or that it will outperform the Price of Gold Bullion or the Cash Rate.
Market Risk: The return on the RBS ETNs will depend on the performance of the
Index (which in turn will depend on the performance of the Price of Gold
Bullion and the Cash Rate) and other market conditions. In particular, the RBS
ETNs are subject to the risk that the Price of Gold Bullion may be affected by numerous factors including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of confidence in the U.S. dollar, interest rates, or other events in general. The Price of Gold Bullion has recently been, and may continue to be, extremely volatile.
A trading market for the RBS ETNs may not develop: Although the RBS ETNs are listed on NYSE Arca, Inc., there is no guarantee that the listing will be maintained or that a secondary market will develop. RBS plc is not required to maintain any listing of the RBS ETNs.
No Interest Payments: You will not receive any interest payments on the RBS
ETNs.
Restrictions on your ability to offer RBS ETNs for repurchase by us: You must offer at least 20,000 RBS ETNs to us for any single repurchase and satisfy the other requirements described in the applicable pricing supplement for your repurchase offer to be considered.
Actual trading price or market price may vary significantly from indicative value and daily redemption value: The indicative value is meant to approximate the intrinsic economic value of the RBS ETNs from time to time. Any payment on the RBS ETNs at maturity or upon early repurchase or redemption is based on the daily redemption value, which is determined by the calculation agent. If you purchase or sell RBS ETNs in the secondary market, you will pay or receive the market price of an RBS ETN. Factors that may influence the market price of the
RBS ETNs include: the level of the Index; the performance of, and volatility in, the Benchmark Index; supply and demand for the RBS ETNs; economic, financial, political, regulatory or judicial events that affect the level of the Index; and the actual or perceived creditworthiness of RBS plc and RBS
Group.
The Index has limited actual history and may perform in unexpected ways:  The
RBS Trendpilot[] ETN Index was created by RBS plc, as Index Sponsor, and established on November 16, 2010. As such, it has limited actual history and may perform in unexpected ways. The historical performance of the Index should not be taken as indication of future performance.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the RBS
ETNs are uncertain. You should consult your own tax adviser about your own situation.
The RBS ETNs are complex and not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS
ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.
IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal
Bank of Scotland Group plc (RBS Group) have filed a registration statement
(including a prospectus) with the U.S. Securities and Exchange Commission (SEC)
for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or
any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling
1-855-RBS-ETPS (toll-free).
RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and
/ or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

RBS Gold Trendpilot[] Index (USD), is the property of The Royal Bank of
Scotland plc, which has contracted with SandP Opco, LLC (a subsidiary of SandP Dow
Jones Indices LLC) ("SandP Dow Jones Indices") to maintain and calculate the
Index. SandP Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index. SandP([R]) is a registered trademark of
Standard and Poor's Financial Services LLC ("SPFS") and Dow Jones([R]) is a
registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These
trademarks have been licensed to SandP Dow Jones Indices. "Calculated by SandP Dow
Jones Indices" and its related stylized mark(s) have been licensed for use by
RBSSI and its affiliates. The RBS Gold Trendpilot[] ETNs, are not sponsored, endorsed, sold or promoted by SandP Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither SandP Dow Jones Indices,
SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

Copyright [C] RBS Securities Inc. All rights reserved.
RBS Securities Inc., is a U.S. registered broker-dealer, member of FINRA and
SIPC, and an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value.
Dated February 6, 2015